VIA EDGAR

Jerard Gibson, Esq.

Jennifer Gowetski, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

May 11, 2015

Re:	Gladstone Land Corporation (the “Registrant”)
Registration Statement on Form S-11 (File No. 333-199896)

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of effectiveness of its registration statement on Form S-11 (File No. 333-199896), to 9:00 a.m., Eastern Time, on May 13, 2015, or as soon as practicable thereafter. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

In connection with this request, the Registrant acknowledges that:

(1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURE PAGE FOLLOWS]

Very truly yours, GLADSTONE LAND CORPORATION

By:	/s/ David Gladstone
Name: David Gladstone Title: President, Chairman and Chief Executive Officer